                                                                   Exhibit 99.1


                              [INFOSYS LETTERHEAD]



                                                                 April 10, 2003


Dear member,

You are cordially invited to attend the twenty-second Annual General Meeting of the members on Saturday, June 14, 2003, at 3:00 p.m. at the J.N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore-560 012, India.

The notice for the meeting containing the proposed resolutions is enclosed herewith.

If you need special assistance at the Annual General Meeting because of a disability, please contact Mr. Charles Henry Hawkes, Infosys Technologies Limited, Electronics City, Bangalore-561 229, India (Tel.: +91-80-852 0261 Extn. 2250).

Very truly yours,


/s/ N. R. Narayana Murthy
N. R. Narayana Murthy
Chairman and Chief Mentor


Encl.

                                                                 [INFOSYS LOGO]


                                     NOTICE

Notice is hereby given that the twenty-second Annual General Meeting ("AGM") of the members of Infosys Technologies Limited will be held on Saturday, June 14, 2003, at 3:00 p.m. at the J. N. Tata Auditorium, National Science Seminar Complex, Indian Institute of Science, Bangalore-560 012, India, to transact the following business:

ORDINARY BUSINESS

     1. To receive, consider and adopt the Balance Sheet as at March 31, 2003 and the Profit & Loss Account for the year ended on that date and the Report of the Directors and the Auditors thereon.

     2.   To declare a final dividend.

     3. To appoint a director in place of Mr. Srinath Batni who retires by rotation and, being eligible, offers himself for re-election.

     4. To appoint a director in place of Dr. Omkar Goswami who retires by rotation and, being eligible, offers himself for re-election.

     5. To appoint a director in place of Sen. Larry Pressler who retires by rotation and, being eligible, offers himself for re-election.

     6. To appoint a director in place of Ms. Rama Bijapurkar who retires by rotation and, being eligible, offers herself for re-election.

     7. To appoint Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to fix their remuneration.

SPECIAL BUSINESS

8. To consider and, if thought fit, to pass with or without modifications as an ordinary resolution, the following:

     "RESOLVED THAT Mr. Sridar Iyengar be and he is hereby appointed as a director of the company, liable to retire by rotation."

9. To consider and, if thought fit, to pass with or without modifications as a special resolution, the following:

     "RESOLVED THAT Article 107 of the Articles of Association of the company be and is hereby deleted."


                                                          By order of the Board

Electronics City, Hosur Road
Bangalore 561 229, India.                                       V. Balakrishnan
                                                          Company Secretary and
April 10, 2003                                         Vice President - Finance




                                      (i)

[INFOSYS LOGO]


NOTES:

     1. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 is annexed hereto.

     2. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend the meeting and the proxy need not be a member of the company. Under the Companies Act, 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy, holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs. 50,000. A proxy may not vote except on a poll.

     3. The instrument appointing the proxy should be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the meeting.

     4. Members/proxies should bring duly filled Attendance Slips sent herewith for attending the meeting.

     5. The Register of Directors' shareholding, maintained under Section 307 of the Companies Act, 1956, is available for inspection by the members at the AGM.

     6. The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, is available for inspection by the members at the Registered Office of the company.

     7. The Register of Members and Share Transfer Books will remain closed from May 30, 2003 to June 14, 2003, both days inclusive.

     8. The certificate from the Auditors of the Company certifying that the Company's 1998 Stock Option Plan and 1999 Stock Option Plan are being implemented in accordance with the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 and in accordance with the resolution of the members passed at the general meeting is available for inspection by the members at the AGM.

     9. Subject to the provisions of Section 206 A of the Companies Act, 1956, dividend as recommended by the Board of Directors, if declared at the meeting, will be payable on or after June 14, 2003 to those members whose names appear on the Register of Members as on May 30, 2003.

     10. Members whose shareholding are in the electronic mode are requested to direct change of address notifications and updations of Savings Bank Account details to their respective Depositary Participants.

     11. Members are requested to address all correspondences, including dividend matters, to the Registrar and Share Transfer Agents -- Karvy Consultants Limited, T. K. N. Complex, No. 51/2, Vanivilas Road, Opp. National College, Basavanagudi, Bangalore-560 004, India.

     12. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with Mr. V. Balakrishnan, Company Secretary and Vice President -- Finance at the company's registered office for further particulars. Members are requested to note that dividends not encashed or claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will, as per Section 205 A of the Companies Act, 1956, be transferred to the Investor Education and Protection Fund.

     13.  Members are encouraged to utilize the Electronic Clearing System
          (ECS) for receiving dividends. This notice includes an ECS Mandate Form for the benefit of members desiring to receive dividends through the ECS mode.


EXPLANATORY STATEMENT UNDER SECTION 173(2) OF THE COMPANIES ACT, 1956.

Item 8

Mr. Sridar Iyengar was co-opted as an Additional Director of the company with effect from April 10, 2003, pursuant to Section 260 of the Companies Act, 1956, read with Article 114 of the Articles of Association of the Company. Mr. Sridar Iyengar holds office of Director up to the date of the ensuing Annual General Meeting. The Company has received notice in writing from a member along with a deposit of Rs. 500/- proposing the candidature of Mr. Sridar Iyengar for the office of Director under the provisions of Section 257 of the Companies Act, 1956. None of the Directors of the company other than Mr. Sridar Iyengar are interested in this resolution.

The Board recommends the resolution set forth in Item No. 8 for the approval of the members.

Item 9

Article 107 of the Articles of Association of the company provides that as long as Mr. N. R. Narayana Murthy and/or his relatives shall hold not less than 5% of the issued equity share capital of the company, Mr. N. R. Narayana Murthy shall be the Managing Director of the company and shall not be liable to retire by rotation.

Infosys is committed to practicing the highest standards of corporate governance. This is not a matter of mere form, but, rather, of substance. Historically, Article 107 has existed in the Articles of Association as set out above. The Article has not been effected upon, ever since the company issued shares to the public. Infact, Mr. N. R. Narayana Murthy himself offered to retire by rotation in line with the other members of the board. In this context, this Article has become redundant. Hence, the board recommends the deletion of Article 107. None of the directors of the company other than Mr. N. R. Narayana Murthy are interested in this resolution.

The Board recommends the resolution set forth in Item No. 9 for the approval of the members.



                                      (ii)

                                                                  [INFOSYS LOGO]

ADDITIONAL INFORMATION ON DIRECTORS RECOMMENDED FOR APPOINTMENT OR SEEKING ELECTION AT THE ANNUAL GENERAL MEETING

The following is the biographical data of the directors seeking re-election or recommended for appointment as a director:

[PHOTO OF SRINATH BATNI]

Srinath Batni was inducted as a member of the Board of Directors in May 2000. Earlier he had served as Senior Vice President and Head -- Retail and Telecommunications business unit since 1996. He joined Infosys as a Project Manager in 1992. Before joining Infosys, Mr. Batni served as the Sr. Manager Technical support with PSI Bull, an Indian subsidiary of Bull SA, France. He started his career in Bharat Heavy Electricals Ltd., a power plant equipment manufacturing company and held various positions between 1978 to 1990. Mr. Batni received a Bachelors Degree in Mechanical Engineering from Mysore University and a Masters Degree in Engineering from the Indian Institute of Science, Bangalore.

[PHOTO OF RAMA BIJAPURKAR]

Rama Bijapurkar has served as our Director since March 2001. She is a recognized thought leader on marketing strategy and consumer related issues in India. She has her own strategic marketing consulting practice working across a wide range of sectors helping organizations become more customer focused. Prior to setting up her own consulting practice in 1997, Ms. Bijapurkar worked in senior positions with leading management consultancy, market research and advertising companies including McKinsey and Company, MARG Marketing and Research Group, and MODE Services. Ms. Bijapurkar presently serves on the Board of Titan Industries Limited, Godrej Consumer Products Limited, Arvind Mills Limited and CRISIL (Credit Rating and Information Services of India Ltd.). In addition, she is a visiting faculty at IIM Ahmedabad. She is an alumna of IIM Ahmedabad, and holds a BSc Honors Degree in Physics from Delhi University.

[PHOTO OF DR. OMKAR GOSWAMI]

Dr. Omkar Goswami has been our Director since November 2000. He has been working as Chief Economist of the Confederation of Indian Industry since August 1998. Prior to that, from March 1997 through July 1998, Dr. Goswami was the Editor of Business India magazine. He has taught and researched at Oxford University, Delhi School of Economics, Harvard, Tufts, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute, New Delhi between 1981 and 1997. Dr. Goswami has served on several government committees and has also been a consultant to the World Bank, the International Monetary Fund, the Asian Development Bank and the Organization For Economic Cooperation and Development. He is a director on the Board of Dr. Reddy's laboratories, Infrastructure Development Finance Company Limited and DSP Merrill Lynch Investment Managers Limited. Dr. Goswami received his Masters Degree in Economics from the Delhi School of Economics in 1978 and his DPhil from Oxford in 1982.

[PHOTO OF SEN. LARRY PRESSLER]

Sen. Larry Pressler has served as our Director since January 09, 2001. He is a Senior Partner in the Washington, D.C. law firm of O'Connor & Hannan LLP, and chairs the law firm's Telecommunications and Business Group. He is a Partner at Alcalde & Fay, a Government and Public Affairs Consulting firm located in Arlington, Virginia. (www.alcalde-fay.com) Prior to that, from 1974 to 1997, he was Member of U.S. Congress, with 18 years in the U.S. Senate. He was Chairman of the Senate Commerce, Science and Transportation Committee and was the author of the Telecommunications Act of 1996 among others. He has also worked as a McKinsey & Company consultant, and spent three years as a government lawyer in the U.S. State Department Legal Advisor's Office. Sen. Pressler is a former Rhodes Scholar and graduate of Oxford University and Harvard Law School. Currently, Sen. Pressler serves on the boards of directors of Philadelphia Stock Exchange, Oceanic Digital Communications and Flight Safety Technologies Inc.

[PHOTO OF SRIDAR IYENGAR]

Sridar Iyengar is the President of TIE (The Indus Entrepreneurs) in Silicon Valley. Previously, he was the Partner-in-Charge of KPMG's Emerging Business Practice. He has had a number of leadership roles within KPMG's global organization particularly in setting up and growing new practices. He has the unique distinction of having worked as a partner in all three of KPMG's regions -- Europe, America and Asia Pacific -- as well as in all four of KPMG's functional disciplines -- assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG's India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG's Asia Pacific practice. Prior to that he headed up the International Services practice in the West Coast. On his return from India in 2000 he was asked to lead a major effort of KPMG focused on delivering audit and advisory services to early stage companies. He served as a member of the Audit Strategy group of KPMG LLP. He was with KPMG from 1968 until his retirement in March 2002. Sridar is a Fellow of the Institute of Chartered Accountants in England and Wales, holds Bachelors Degree in Commerce (Honors) from University of Calcutta and has attended the Executive Education course at Stanford.

                                     (iii)

[INFOSYS LOGO]

Attendance record of the directors seeking re-election or recommended for appointment:

--------------------------------------------------------------------------------
Directors                 No. of meetings held          No. of meetings attended
--------------------------------------------------------------------------------
Mr. Srinath Batni                 6                               5
Dr. Omkar Goswami                 6                               5
Sen. Larry Pressler               6                               5
Ms. Rama Bijapurkar               6                               5
Mr. Sridar Iyengar                0                               0
--------------------------------------------------------------------------------

Summary of directorships and board committee memberships of each director of the company as of March 31, 2003:

--------------------------------------------------------------------------------
                         Directorships held as
                           on March 31, 2003
                         ----------------------
                                            All    Committee     Chairmanship
                              India   companies   membership    in committees
                             listed      around       in all    in which they
Name                      companies*  the world**  companies***   are members***
--------------------------------------------------------------------------------
Mr. N.R. Narayana Murthy          0           3            0                0
Mr. Nandan M. Nilekani            0           1            1                0
Mr. S. Gopalakrishnan             0           1            0                0
Mr. K. Dinesh                     0           1            1                0
Mr. S.D. Shibulal                 0           2            1                0
Mr. T.V. Mohandas Pai             0           2            0                0
Mr. Srinath Batni                 0           1            0                0
Mr. Deepak M. Satwalekar          5          11            9                4
Prof. Marti G. Subrahmanyam       1           8            7                3
Mr. Philip Yeo                    0          20            3                1
Prof. Jitendra Vir Singh(#)       0           1            2                0
Dr. Omkar Goswami                 1           4            5                1
Sen. Larry Pressler               0           4            2                0
Ms. Rama Bijapurkar               4           7            7                1
Mr. Claude Smadja                 0           3            2                1
Mr. Sridar Iyengar(##)            0           1            1                0
--------------------------------------------------------------------------------

   * excluding Infosys
  ** directorship in all companies around the world including Infosys. *** includes audit committee, compensation (remuneration) committee, nominations committee and investors grievance committee
 (#) Resigned effective April 12, 2003
(##) Co-opted on April 10, 2003

ADDITIONAL INFORMATION AND PRACTICE NOT REQUIRED UNDER THE COMPANIES ACT.

Infosys' management acknowledges the fact that not all shareholders attend the AGM and even though a proposal may have received the assent of the requisite majority of members present at the general meeting, the overall shareholder response to any proposal is not captured or known.

Recently, the Department of Company Affairs has come out with rules for Postal Ballot which requires that certain items of business requiring shareholder consent necessarily need to be voted on through a postal ballot. In addition,
Section 192A of the Companies Act, 1956 provides companies to present other items of business not covered in the rules to be voted on through a postal ballot.

Regardless of the status and applicability of the rules on Postal Ballot, the management of Infosys believes that determining and disclosing the overall shareholder response to the proposals placed before the shareholders in a general meeting is a valuable corporate governance practice.

To this end, this year, the company wishes to introduce on an experimental basis a non-mandatory ballot as an informal option for all shareholders only to assess the general view of the absentee shareholders on the resolutions set out in the notice. These ballots can be used by shareholders to send in their voting preference to the resolutions outlined in this notice. These ballots can be sent to the company by executing the accompanying non-mandatory ballot form and dispatching it in the pre-paid postal envelope enclosed with this notice to Mr. Parameshwar Hegde, Practicing Company Secretary, Karvy Consultants Limited,
Unit: Infosys Technologies Limited, T.K.N. Complex, No. 51/2, Vanivilas Road, Opp. National College, Basavanagudi, Bangalore-560 004, India.

Please note that the non-mandatory ballot is not in substitution of or in addition to your right as a member to vote at the meeting and is not a substituted for the AGM or an alternate method to exercise your voting rights. The non-mandatory ballot will not have the force of a legally binding vote and will not be construed as a vote at the AGM. For you to validly exercise your vote, you will have to be present in person or by a valid proxy. Please note that regardless of your executing the non-mandatory ballot, you are as a member entitled to attend and vote at the AGM and are entitled to appoint a proxy to attend the AGM.

To clarify, the result of the informal postal ballot will not impact the votes cast at the AGM.

The company has appointed Mr. Parameshwar Hegde, Practicing Company Secretary, who in the opinion of the Board, is a duly qualified person, as the Scrutinizer for the non-mandatory ballot. The Scrutinizer will collate all non-mandatory ballots received by the Registrar up to 48 hours prior to the AGM and disclose these results at the AGM proceedings.


                                      (iv)

                                                                   Infosys (R)


    NON-MANDATORY BALLOT FORM FOR THE TWENTY-SECOND ANNUAL GENERAL MEETING OF
                    INFOSYS TECHNOLOGIES LIMITED, BANGALORE.

Name
    --------------------------------------------------

Regd. Folio No./DP Client ID [ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ]

No. of shares held           [ ][ ][ ][ ][ ][ ]



This ballot is not a substitute for the voting at the AGM. This ballot will not be construed as an instruction to vote or as a proxy. You are required to attend the meeting in person or by validly appointed proxy to vote at the AGM.


                                                                                                  Vote
                                                                                     [Tick (X) against 1 choice only]
Sl. No. of                                                                          ---------------------------------
Resolution   Resolution Summary                                                       For        Against      Abstain
----------   ------------------                                                     -------      -------      -------
Item 1       To receive, consider and adopt the Balance Sheet as at March 31,
             2003 and the Profit & Loss Account for the year ended on that date       [ ]          [ ]          [ ]
             and the Report of the Directors and the Auditors thereon.

Item 2       To declare a final dividend.                                             [ ]          [ ]          [ ]

Item 3       To appoint a director in place of Mr. Srinath Batni who retires by
             rotation and, being eligible, offers himself for re-election.            [ ]          [ ]          [ ]

Item 4       To appoint a director in place of Dr. Omkar Goswami who retires by
             rotation and, being eligible, offers himself for re-election.            [ ]          [ ]          [ ]

Item 5       To appoint a director in place of Sen. Larry Pressler who retires
             by rotation and, being eligible, offers himself for re-election.         [ ]          [ ]          [ ]

Item 6       To appoint a director in place of Ms. Rama Bijapurkar who retires
             by rotation and, being eligible, offers herself for re-election.         [ ]          [ ]          [ ]

Item 7       To appoint the statutory auditors for the financial year 2003-04.        [ ]          [ ]          [ ]

Item 8       To consider appointing Mr. Sridar Iymgar, as a Director of the
             company, liable to retire by rotation.                                   [ ]          [ ]          [ ]

Item 9       To consider deleting Article 107 of the Articles of Association.         [ ]          [ ]          [ ]




Date:
                                              ---------------------------------
Place:                                             Signature of the member